Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Corinthian Schools, Inc.	Delaware
Rhodes Colleges, Inc.	Delaware
Rhodes Business Group, Inc.	Delaware
Florida Metropolitan University, Inc.	Florida
Corinthian Property Group, Inc.	Florida
Grand Rapids Educational Center, Inc.	Michigan
National School of Technology, Inc.	Florida
Ward Stone College, Inc.	Florida

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